IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2021 RESULTS, GENERATES $102 MILLION IN OPERATING CASH FLOW; CÔTÉ CONSTRUCTION ON TRACK

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the management discussion and analysis ("MD&A") and unaudited consolidated interim financial statements as at and for the three months ended March 31, 2021.

Toronto, Ontario, May 3, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") reports its consolidated financial and operating results for the first quarter ended March 31, 2021. Key highlights of operating performance and financial results include:

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Revenues	$ 297.4	$ 347.5	$ 274.5
Gross profit	$ 44.2	$ 84.0	$ 31.9
Net earnings (loss) attributable to equity holders	$ 19.5	$ 59.0	$ (34.4)
Net earnings (loss) per share attributable to equity holders	$ 0.04	$ 0.12	$ (0.07)
Adjusted net earnings (loss) attributable to equity holders[1]	$ 6.2	$ 19.1	$ (4.9)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$ 0.01	$ 0.04	$ (0.01)
Net cash from operating activities	$ 101.7	$ 128.7	$ 44.0
Net cash from operating activities before changes in working capital[1]	$ 82.5	$ 108.0	$ 72.8
Mine-site free cash flow[1]	$ 89.5	$ 77.7	$ 14.1
Capital expenditures – sustaining	$ 13.7	$ 27.3	$ 14.8
Capital expenditures – expansion	$ 88.8	$ 79.1	$ 52.7
Cash, cash equivalents and short-term investments	$ 967.8	$ 947.5	$ 802.2
Long-term debt	$ 466.7	$ 466.6	$ 419.1
Available credit facility	$ 498.2	$ 498.3	$ 499.6

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gordon Stothart, President and CEO of IAMGOLD commented, "In the first quarter 2021, the IAMGOLD team made good progress toward our operating and development goals. Our operations generated $89.5 million in mine-site free cash flow and we ended the quarter with approximately $1.5 billion in available liquidity. Production was strong at Essakane and as expected at Westwood's Grand Duc open pit, with Rosebel and satellite Saramacca impacted by unusually heavy seasonal rains and COVID-19 restrictions. We completed the CIL mill upgrade at Essakane and continue to expand camp capacity at Rosebel. At Côté, we started major earthworks ahead of schedule and have attained 18% completion of the project at March 31st. We continue to de-risk our Boto project by advancing essential infrastructure work including the access road and camp construction. And, we recently announced two important initiatives in further support of our host communities: a substantial donation to UNICEF's COVAX vaccination program and sponsorship of the Giants of Africa youth development program. With the normalization of operations and continuous improvement, we expect to see improved production levels and costs over the balance of the year and to continue to steadily advance our development projects and pipeline."

COMPANY UPDATES

Environmental, Social and Governance

- DART[2] and TRI[2] incident frequency rates were 0.46 and 0.67, respectively, in the first quarter 2021, consistent with 2020. The Côté Gold Project had achieved 1.24 million hours without lost time as at March 31, 2021.
- Maintained previously implemented COVID-19 protocols. At Rosebel, movement restrictions have impacted operations, with ongoing expansion of site accommodations expected to enable ramp up to full workforce levels in the second half of the year.
- Ranked 10th out of 116 global mining companies on the Corporate Knights 2021 Global 100 Sustainability scorecard.
- Included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year, and recognized among 380 global companies that foster a more inclusive and equitable workplace.
- Provided $400,000 from the Rosebel Community Fund, along with supplemental government contributions, for the installation of solar LED street lights, electrification and potable water supplies in local communities.
- Completed Phase I of the Public-Private Partnership with Canada's government, One Drop Foundation, and Cowater on the Triangle d'Eau Project bringing potable water to 60,000 people near Essakane; advanced Phase II to bring potable water to an additional 75,000 people.
- Contributed $250,000 to UNICEF to support the International ACT-A / COVAX Emergency Response.
- Investing $950,000 in a 4-year Giants of Africa program, aimed at encouraging the development of youth through sports in Burkina Faso, Senegal and Mali.
- Sponsored the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector.
- Received Mining Association of Canada's prestigious Towards Sustainable Mining® (TSM) Excellence Award in the Environmental category for innovative recycling of plastic at Essakane.

People and Governance

- Daniella Dimitrov was appointed Executive Vice President & Chief Financial Officer, effective March 29, 2021. Ms. Dimitrov succeeds Carol Banducci, who retired on March 31, 2021.
- Anne Marie Toutant and Deborah Starkman were appointed as independent directors of the Company, effective December 14, 2020.
- John Caldwell stepped down from the Board, effective January 4, 2021, and Mahendra Naik and Sybil Veenman are not standing for re-election at the upcoming meeting of shareholders.
- The Board has adopted board renewal and diversity guidelines. Following the annual general meeting on May 4, women will represent 29% of directors, or 33% of independent directors of the Board. The average tenure of the Board will be approximately 5.5 years (down from approximately 11 years).

FINANCIAL RESULTS AND FINANCIAL POSITION

- Sold 153,000 ounces at an average realized gold price of $1,781 per ounce[1], resulting in gold margin of $729 per ounce[1].
- Gross profit for the first quarter 2021 was $44.2 million, an increase of $12.3 million compared to the prior year quarter, primarily due to higher realized prices partially offset by lower sales volumes.
- Net earnings for the first quarter 2021 were $19.5 million, or $0.04 per share, compared to net loss of $34.4 million, or $0.07 per share in the prior year quarter. The increase was primarily due to the gain on the sale of the Company's non-core royalties ($35.7 million) in March 2021, a decrease in loss on non-hedge derivatives and warrants and higher gross profit, partially offset by higher other expenses and higher income taxes.
- Adjusted net earnings were $6.2 million, or $0.01 per share, compared to adjusted net loss in prior year quarter of $4.9 million, or $0.01 per share.
- Net cash from operating activities in the first quarter 2021 was $101.7 million, up $57.7 million from the prior year quarter, primarily due to higher earnings, favourable movements in non-cash working capital items ($38.8 million) primarily resulting from receipts for value-added taxes and a decrease in inventory and non-current ore stockpiles. Mine-site free cash flow was $89.5 million for the first quarter 2021 compared to $14.1 million in the prior year quarter.

- Cash, cash equivalents and short-term investments of $967.8 million at March 31, 2021.
- Total available liquidity at March 31, 2021 of $1,466 million, providing appropriate headroom to finance the Company's ongoing development activities, with the maturity date of $490 million of the Company's largely undrawn $500 million credit facility extended to January 31, 2025.
- Entered into gold sale prepayment arrangement for 50,000 gold ounces at an average price of $1,753 per ounce and at a cost of 4.44% per annum, for total prepayment to the Company of $80.3 million in 2022 with physical delivery by the Company of such ounces to the counterparties in 2024. This transaction effectively rolls one-third of the Company's 2019 prepay arrangement from 2022 to 2024, with the new gold deliveries occurring after the completion of the Côté Gold Project.

OPERATIONS AND PROJECTS

Abitibi District, Canada – Westwood Mine (IAMGOLD interest – 100%)

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics			
Ore mined (000s t) – underground	—	40	111
Ore mined (000s t) – other sources	246	169	109
Ore mined (000s t) – Total	246	209	220
Ore milled (000s t)	227	221	207
Head grade (g/t) – underground	—	6.86	5.77
Head grade (g/t) – other sources	1.09	1.20	0.92
Head grade (g/t) – Total	1.09	2.24	3.47
Recovery (%)	93	93	94
Gold production (000s oz)	7	14	22
Gold sales (000s oz)	8	15	22
Performance measures			
Average realized gold price[1] ($/oz)	$ 1,785	$ 1,864	$ 1,595
Total cash costs[1] ($/oz)	$ 1,186	$ 1,016	$ 1,176
All-in sustaining costs[1] ($/oz)	$ 1,187	$ 1,212	$ 1,242
Capital expenditures ($ millions)			
Sustaining	$ 0.4	$ 2.1	$ 2.4
Expansion	$ 0.6	$ 1.9	$ 2.2
Total	$ 1.0	$ 4.0	$ 4.6

1   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Following the seismic event in the fourth quarter 2020, the Company announced a temporary reduction in the underground workforce of approximately 70% and the Westwood underground operations were placed on care and maintenance. A business recovery plan has been in progress and rehabilitation work has been ongoing with a small crew. The Company announced on April 22, 2021 that it had started a staged recall of employees. Activities will be focused on training and rehabilitation work in the second quarter 2021. Mill feed in 2021 is being sourced from the lower grade Grand Duc open pit, located 3 kilometres from the Westwood mill complex.

Outlook

Rehabilitation activities are expected to ramp up following the workforce recall in the second quarter. The Company expects to make a decision in the second quarter with respect to a possible targeted safe restart, which would commence with the East Zone and progress to the other zones in a staged manner. The business continuity assessment in the West Zone will be ongoing. The production guidance range for the Westwood complex for 2021 remains 45,000 to 65,000 ounces assuming a restart of underground mining in the second half of the year. Mill feed will continue to be sourced from the Grand Duc open pit and would be supplemented with underground material when the Westwood mine restarts.

Exploration

Drilling to support the geotechnical study for the Fayolle property, acquired in 2020, commenced during the quarter. Permitting, environmental studies and sampling activities are ongoing.

During the first quarter 2021, the Company completed approximately 950 metres of diamond drilling focused on both geotechnical and expansion drilling on the Lac Gamble Zone at its optioned Rouyn Gold Project.

Côté Gold Project (IAMGOLD interest – 64.75%)

During the first quarter 2021, the earthwork contractors continued work on road widening and overburden stripping, and commenced work on the water management infrastructure for the tailings management facility. Temporary camps are now fully erected and commissioned. Construction of the permanent camp is underway, which will serve to supplement peak construction workforce requirements. Of the total number of rooms planned, approximately 50% have been installed to-date, meeting the current requirements of the site.

At March 31, 2021, detailed engineering reached 83% and overall the project was 18% complete. Procurement and expediting of major equipment contracts are progressing with the contract for the mining fleet being awarded in the first quarter.

The Company's share of total project costs (exclusive of sunk costs) from July 1, 2020, net of leasing, is in the range of $875 million to $925 million. The Company's share of leasing is expected to be approximately $120 million, assuming a go-forward USDCAD exchange rate of 1.30 (originally approximately $80 million at an exchange rate of 1.35). The Company had incurred and expended costs of $67.1 million and $49.5 million, respectively, for the first quarter 2021 and $142.8 million and $101.6 million, respectively, since July 1, 2020.

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors, including antigen testing at the Sudbury and Timmins bus terminals in order to detect COVID-19 cases before individuals reach the site. To date, the Company has not experienced impacts to schedule due to COVID-19.

Outlook

The work plan will continue to focus on earthwork construction, haul road construction and water management infrastructure around the pit site. A portion of the permanent camp will be commissioned during the second quarter 2021 to increase the current capacity on site, with the camp expected to be fully commissioned in the third quarter 2021. Civil works are underway at the plant site and concrete activities, as well as initial pre-stripping work in the pit, are expected to be initiated during the second quarter 2021 as planned.

The Company's share of the remaining total costs are expected to be expended as follows: 2021 - $319 million (including $307 million of capital expenditures), 2022 - $380 to $420 million and 2023 - $75 million to $85 million.

Exploration

During the first quarter 2021, the Company reported further assay results from its ongoing delineation drilling program at the Gosselin zone, centered 1.5 kilometres northeast of the Côté gold deposit. Drilling highlights included: 417.3 metres grading 0.95 g/t Au (including 197.3 metres grading 1.60 g/t Au), 353.0 metres grading 1.04 g/t Au (including 46.0 metres grading 3.39 g/t Au), 86.0 metres grading 5.57 g/t Au (including 30.35 metres grading 14.70 g/t Au) and 101.6 metres grading 1.86 g/t Au (see news releases dated January 21 and March 8, 2021).

The Company completed approximately 3,000 metres of diamond drilling and spent $0.9 million during the quarter, compared to $0.7 million in the fourth quarter 2020, primarily on continued delineation diamond drilling to support the completion of an initial resource estimate, expected in the second half of 2021. In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté property, including the Gosselin zone. This expenditure is not part of construction costs.

Chibougamau District, Canada

During the first quarter 2021, the Company commenced a ground induced polarization geophysical survey to help guide the targeting for future drilling programs at its 75%-owned Nelligan Gold Project. Approximately 8,000 to 10,000 metres of diamond drilling is planned for 2021 to support the completion of an updated resource estimate expected in the second half of 2021.

Rosebel District, Suriname – Rosebel Mine (IAMGOLD interest – 95%)[1]

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics			
Ore mined[2] (000s t)	1,247	1,987	2,234
Waste mined[2] (000s t)	8,910	11,121	13,627
Total material mined[2] (000s t)	10,157	13,108	15,861
Strip ratio[2]	7.1	5.6	6.1
Ore milled[2] (000s t) – Total	2,548	2,663	2,905
Ore milled (000s t) – Rosebel	1,640	1,305	2,839
Ore milled[2] (000s t) – Saramacca	908	1,358	66
Head grade[2] (g/t)	0.79	0.90	0.77
Recovery[2] (%)	88	88	94
Gold production[2] (000s oz) – 100%	57	68	67
Gold production (000s oz) – Owner Operator	49	55	67
Attributable gold production (000s oz) – 95%	47	52	64
Gold sales (000s oz) – 100%	45	55	66
Performance measures			
Average realized gold price[3] ($/oz)	$ 1,752	$ 1,870	$ 1,605
Total cash costs[3] ($/oz)	$ 1,288	$ 1,133	$ 1,042
All-in sustaining costs[3] ($/oz)	$ 1,450	$ 1,310	$ 1,248
Capital expenditures ($ millions)			
Sustaining[4]	$ 7.6	$ 8.1	$ 6.8
Expansion	$ 10.8	$ 12.3	$ 13.7
Total	$ 18.4	$ 20.4	$ 20.5

1 Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the interim consolidated financial results, unless otherwise stated.
2 Includes Saramacca at 100%.
3 On an attributable basis. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
4 On an attributable basis, sustaining capital expenditures for the first quarter 2021 were $7.2 million (fourth quarter 2020 - $7.7 million, first quarter 2020 - $6.5 million).

An increase in positive COVID-19 cases in the country led to a temporary suspension of daily commuting by employees during the quarter. Employees who live in the surrounding villages were required to remain at site for seven or fourteen days during the suspension of daily commuting. To accommodate the full workforce under established COVID-19 protocols, a project has been underway that added 150 beds in the first quarter, enabling mining capacity to increase, and will add a further 210 beds in the second quarter.

Rosebel experienced an unusual amount of seasonal rain, twice the volume as in the same period in 2020, resulting in soft road and ground conditions, and water accumulation on benches during and after rain events. The site is reviewing potential solutions to mitigate the impact of ongoing soft underfoot conditions. The operations were also limited by rock hauling capacity, which was mitigated with the temporary addition of a contractor.

Lower mill throughput was impacted by wet, soft ore from Saramacca combined with lower ore availability from Rosebel due to mine sequencing. Lower grade stockpiles were utilized in the interim to supplement the mill feed, which impacted overall head grades. Mill performance in the quarter was also impacted by unscheduled maintenance and lower recoveries. Engineering and procurement of the adsorption, desorption and recovery circuit upgrade project has commenced and, before the end of the year, this project is expected to improve recovery by mitigating carbon-in-leach liquid losses.

Construction of Saramacca infrastructure progressed, despite the impacts of weather, lodging restrictions and hauling availability. Activities during the quarter included the completion of the community by-pass road and non-critical infrastructure related construction.

The increase in strip ratio to 7.1 reflects the resumption of strategic pushbacks and mine development, which were paused in 2020. These activities are intended to expose higher grade ore zones while mining volumes at the Saramacca deposit continue to ramp up into higher grade zones.

The Company's collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations on a new agreement continued to progress into the second quarter. The Company has experienced intermittent disruptions from work stoppages and the local community's response to daily commute restrictions, which have impacted production levels.

Outlook

The 2021 attributable production guidance for Rosebel remains between 220,000 and 245,000 ounces. Additional site accommodations will allow for an increase in the workforce level, which is expected to result in higher production in the second half of the year. Although improving, restricted manpower and the rainy season is expected to result in the second quarter gold production at similar levels as the first quarter. The mined grades at Saramacca are expected to improve in the second half of the year but are expected to remain below reserve grade due to mine sequencing. The Company is expecting certain cost pressures, including higher diesel, power and haulage costs.

Essakane District, Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)[1]

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics			
Ore mined (000s t)	4,435	3,710	3,953
Waste mined (000s t)	10,437	9,816	11,250
Total material mined (000s t)	14,872	13,526	15,203
Strip ratio	2.4	2.6	2.8
Ore milled (000s t)	3,189	3,266	3,230
Head grade (g/t)	1.34	1.34	1.01
Recovery (%)	82	81	90
Gold production (000s oz)	113	114	93
Attributable gold production (000s oz) – 90%	102	103	84
Gold sales (000s oz)	114	115	83
Performance measures			
Average realized gold price[2] ($/oz)	$ 1,793	$ 1,864	$ 1,604
Total cash costs[2] ($/oz)	$ 934	$ 928	$ 909
All-in sustaining costs[2] ($/oz)	$ 1,061	$ 1,153	$ 1,054
Capital expenditures ($ millions)			
Sustaining[3]	$ 5.4	$ 16.7	$ 5.6
Expansion	$ 14.5	$ 20.7	$ 26.3
Total	$ 19.9	$ 37.4	$ 31.9

1 100% basis, unless otherwise stated.
2 On an attributable basis. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
3 On an attributable basis, sustaining capital expenditures for the first quarter 2021 were $4.9 million (fourth quarter 2020 - $15.0 million, first quarter 2020 - $5.0 million).

The mill upgrade project was completed during the first quarter 2021 with an increase in screening capacity at the crushing area and optimization of the SAG mill shell liners. The new equipment is in place and optimization is ongoing with the intended hard rock capacity increase from 10.8 million tonnes to 11.7 million tonnes annually expected to be fully achieved before the end of the year.

Similar to the fourth quarter 2020, gold production was positively impacted by higher grades as the mine sequenced through enriched zones at the bottom of the main pit, in combination with lower capitalized stripping. The higher grades were accompanied by graphitic content, which resulted in lower recoveries and increased consumption of reagents compared to the first quarter 2020. In order to mitigate the impact of complex ore on overall recovery, optimization of the gravity circuit was ongoing throughout the first quarter 2021.

Outlook

Attributable production guidance for 2021 for Essakane remains between 365,000 and 390,000 ounces. Mine production is expected to continue at current levels and the site will commence strategic push backs resulting in increased capitalized stripping in the second half of the year. Mill feed will be supplemented by ore stockpiles and grades are expected to be lower than the first quarter for the remainder of the year. The Company will also be completing an updated internal study in the second half of the year with respect to its proposed future heap leach operation. Negotiations on Essakane's expiring three year collective labour agreement are expected to begin at the end of the second quarter.

Bambouk District – Boto Gold Project, Senegal (IAMGOLD interest – 90%)

During the first quarter 2021, project de-risking activities continued, with plant engineering advancing to approximately 75% complete. Activities included advancing access road and permanent camp construction, with camp facility contracts expected to be awarded in the second quarter 2021. Various geotechnical and hydrogeological assessments are underway, which will be used to refine facility and pit design. Restrictions related to the COVID-19 pandemic eased during the fourth quarter 2020, and continue to allow work on site to progress with the proper controls and processes in place. Capital expenditures in the first quarter totaled $14.5 million.

In 2021, capital expenditures are expected to total $60 million with an early works package that includes the completion of a road providing permanent access to the Boto site, engineering for critical plant equipment, and sustainability programs targeted to promote cohesion with local communities and ensure adequate environmental protections.

Exploration

During the first quarter 2021, the Company completed approximately 4,000 metres of diamond and reverse circulation drilling focused on infill drilling to upgrade resource confidence at the Diakha-Siribaya gold project in Mali, as well as explore selected targets areas elsewhere on the property.

OUTLOOK

The following summarizes our expected outlook for certain performance metrics for 2021:

	Actual Q1 2021	Full Year Guidance 2021[1]
Essakane (000s oz)	102	365 – 390
Rosebel (000s oz)	47	220 – 245
Westwood (000s oz)	7	45 – 65
Total attributable production (000s oz)	156	630 – 700
Cost of sales ($/oz)	$ 1,075	$980 – $1,030
Total cash costs[2,3] ($/oz)	$ 1,052	$930 – $980
All-in sustaining costs[2,3] ($/oz)	$ 1,238	$1,230 – $1,280
Depreciation expense ($ millions)	$ 74	$295 – $305
Income taxes ($ millions)[4]	$ 7.5	$45 – $55

1 The outlook is based on 2021 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.
2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
3 Consists of Essakane, Rosebel, and Westwood on an attributable basis.
4 The Company has updated its full year cash taxes guidance from $78 million to $88 million to the range of $45 million to $55 million. This revision largely reflects lower 2021 tax payments expected for Rosebel. Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

Production guidance for Westwood is based on the targeted restart of underground mining operations in the second half of 2021, supplementing ore from the Grand Duc open pit. Production at Rosebel is expected to improve in the second half of the year after the impacts of the seasonal rains subside, all additional site accommodations are completed and productivity and other initiatives are achieved. Rosebel production is expected to be strongest in the fourth quarter, benefiting from the progression of mining activities into the targeted higher grade ore zones at the Saramacca deposit. Refinements to the mining sequences at Essakane are underway to mitigate the risks to production guidance posed by reduced recovery of gold from pockets of higher graphitic ore. Higher grades achieved at Essakane in the first quarter are expected to normalize in the second quarter onwards.

Unit costs are expected to decrease in the second half of the year commensurate with higher expected production and sales, while noting the potential for adverse impacts should the increase in certain costs, including energy and supplies, continue along with a stronger Canadian dollar and euro.

Capital Expenditures[1]

($ millions)	Actual Q1 2021			Full Year Guidance 2021		
	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$ 5.4	$ 14.5	$ 19.9	$ 60	$ 90	$ 150
Rosebel[4]	7.6	10.8	18.4	50	75	125
Westwood	0.4	0.6	1.0	10	10	20
	13.4	25.9	39.3	120	175	295
Côté Gold (70%)[5]	—	48.4	48.4	—	355	355
Boto Gold	—	14.5	14.5	—	60	60
Corporate	0.3	—	0.3	—	—	—
Total[6,7,8] (±5%)	$ 13.7	$ 88.8	$ 102.5	$ 120	$ 590	$ 710

1 100% basis, unless otherwise stated.
2 Sustaining capital includes capitalized stripping of (i) $nil for Essakane in the first quarter 2021, and (ii) $10 million for Essakane for the full year 2021 guidance.
3 Expansion capital includes capitalized stripping of (i) $9.2 million for Essakane and $7.3 million for Rosebel in the first quarter 2021, and (ii) $65 million for Essakane and $45 million for Rosebel for the full year 2021 guidance.
4 Includes Saramacca at 70%.
5 The Côté Gold Project is expected to incur an additional $13 million of non-capital expenditures in 2021.
6 Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7 Capitalized borrowing costs are not included.
8 In addition to the above capital expenditures, $23 million in total principal lease payments are expected.

Sustaining capital expenditures are expected to increase during the remainder of the year, reflecting the timing of spend on major projects at Essakane and Rosebel, alongside increased development costs as underground operations are targeted to resume at Westwood. Expansion capital expenditures are expected to increase in the remainder of the year reflecting construction progress at the Côté Gold Project and increased activities at the Boto Gold Project, as well as increased expansionary stripping campaigns anticipated in the second half of the year at Essakane and Rosebel.

Exploration

During the quarter, drilling activities on active projects and mine sites totaled approximately 40,000 metres. Total exploration expenditures continue to reflect the impact of localized work restrictions and program curtailments experienced across some projects arising from the ongoing global COVID-19 pandemic. Exploration expenditures totaled $10.4 million in the first quarter. 2021 guidance remains $56 million.

Conference Call

A conference call will be held on Tuesday, May 4, 2021 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the first quarter 2021. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: **1-800-319-6413** or International number: **1-604-638-9010**, passcode: 6571#.

_____

End Notes (excluding tables)

1   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

2   DART (days away, restricted, transferred duty) and TRI (total recordable injuries) incident frequency rates are per 200,000 hours worked.

3   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Outlook" and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "top-tier", "seek", "targets", "suspended", "superior return(s)", "superior shareholder return(s)", "cover", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them.

The Company cautions the reader that reliance on such forward-looking statements involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; attraction and retention of key employees; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the inherent risks involved in the exploration, development and mining business generally. Please see the AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[3].

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.